UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GAP COMPLIES WITH RESOLUTIONS APPROVED
 AT EXTRAORDINARY SHAREHOLDERS MEETING REGARDING CAPITAL REDUCTION

Guadalajara, Jalisco, Mexico, October 4, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced that the Company on October 3, 2012, complied with what was approved by the Extraordinary Shareholders Meeting, and has made a payment to INDEVAL (Instituto para el Depósito de Valores) in connection with the capital reduction approved at the Extraordinary Shareholder´s Meeting held September 25, 2012 as the second agenda item which stated the following:

“SECOND - Approval of a reduction in the amount of the Company’s fixed capital stock proportionally between the historical value of the capital stock and the value of the amount as adjusted for inflation through December 31, 2007, for a total amount of Ps. 870,000,000.00 (EIGHT HUNDRED AND SEVENTY MILLION PESOS) payable in cash in a proportional manner among the number of shares outstanding representing the Company’s capital stock on a date no later than October 3, 2012”

In this manner, the Company paid the equivalent of Ps. 1.639281 per share outstanding.

However, the Company has been notified by INDEVAL that INDEVAL will suspend the disbursement of the funds deposited by GAP as INDEVAL was notified of a judicial injunction which presumably prevents INDEVAL from making said distribution.

According to a recent development filed by Grupo Mexico with the Bolsa Mexicana de Valores (Mexican Stock Exchange) dated October 3, 2012, the 50th Judge from the Mexico City Civil Court ordered the Company, INDEVAL and the Mexican Stock Exchange to immediately and unconditionally suspend the resolutions adopted by the Extraordinary Shareholder´s Meeting held September 25, 2012. The Company has yet to be informed by the judge with regards to this judicial injunction.

***

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Rodrigo Guzmán, Chief Financial Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3690
Tel: 01152 (333) 8801100	gap@i-advize.com
maliaga@aeropuertosgap.com.mx

Follow us on Twitter for IR updates:  http://twitter.com/aeropuertosGAP

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page 2 of 2

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 4, 2012